SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

3 January 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Interim Results	SE Announcement	06-Dec-2005	✓				✓	Filed with SEC on 6 December 2005
Appointment of Finance Director	SE Announcement	06-Dec-2005	✓				✓	Filed with SEC on 6 December 2005
Substantial Shareholder - AXA	SE Announcement	13-Dec-2005	✓				✓	Filed with SEC on 13 December 2005
Substantial Shareholder - AXA	SE Announcement	19-Dec-2005	✓				✓	Filed with SEC on 19 December 2005
Directorate Change	SE Announcement	19-Dec-2005	✓				✓	Filed with SEC on 19 December 2005
Disclosure under LR 9.6.14	SE Announcement	19-Dec-2005	✓				✓	Filed with SEC on 19 December 2005
New FD - No additional disclosures	SE Announcement	21-Dec-2005	✓				✓	Filed with SEC on 21 December 2005
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees Ltd- 17,721 shares	Co House Forms	18-Nov-2005		✓				
88(2) - FHF (Nominees) Ltd and TD Waterhouse Nominees Ltd - 8,524 shares	Co House Forms	25-Nov-2005		✓				
88(2) - TD Waterhouse Nominees Ltd - 3,472	Co House Forms	29-Nov-2005		✓				
288a - Appointment of Mike McKeon	Co House Forms	13-Dec-2005		✓				
288b - Resignation of Mark Wilson	Co House Forms	13-Dec-2005		✓				
Appointment of Group General Counsel and Company Secretary	Voluntary Ann	14-Dec-2005				✓		

Severn Trent Plc announces today the appointment of Mrs Fiona Smith as General Counsel and Company Secretary. She will join Severn Trent on 1 February 2006, replacing Mr Peter Davies who is retiring.

Mrs Smith is currently General Counsel, Transport for London. Prior to joining Transport for London in 2003 she worked at National Grid for 18 years, the last 8 as General Counsel and Company Secretary. She is a member of the Law Societies of both Scotland and England and Wales.

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4498	4026	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£7.20	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 4498
Name TD Waterhouse Nominees/ Europe/ Limited Desig CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 4026
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 8524

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5. 12. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/4433 Tel: 01903 833017
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3472		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees / Europe/ Limited Desig CESREG Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3472
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,472

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 5.12.2005

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./PCT/4433 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,938	2,783	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.20	£9.34	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 14,938
Name TD Waterhouse Nominees Limited A/C CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 2,783
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 17,721

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5.12.2005

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/3816	Tel: 01903 833250
DX number	DX exchange

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Date of termination of appointment	Day	Month	Year
	1 3	1 2	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Forename(s): Mark Richard

Surname: Wilson

Please insert details as previously notified to Companies House.

† Date of Birth	Day	Month	Year
	2 2	0 8	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed FILED ELECTRONICALLY **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	13	12	2005	† Date of Birth	18	10	1956

Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Michael James Edward		
Surname	McKeon		
Previous forename(s)		Previous surname(s)	
Usual residential address	4 The Square, High Pine Close		
Post town	Weybridge	Postcode	KT13 9EA
County / Region	Surrey	Country	
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / secretary of the above named company

Consent signature	FILED ELECTRONICALLY	**Date**	

A director, secretary etc must sign the form below.

Signed		**Date**	

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Name Michael James Edward McKeon

Company Name	Resignation
Novar Building Products Limited	11/04/2003
Novar Charities	31/03/2005
Novar Electrical Holdings Limited	31/03/2005
Novar Europe Limited	31/03/2005
Novar Holdings Limited	31/03/2005
Novar Limited	31/03/2005
Novar NA Holdings Limited	31/03/2005
Novar Pension Trustees (No.2) Limited	26/06/2003
Novar Pension Trustees Limited	26/06/2003